July  17, 2006


VIA FEDERAL EXPRESS

Mr. Robert Anderson
Senior Vice President
Aquila Investment Management, LLC
380 Madison Avenue, Suite 2300
New York, NY 10017-2513

Re:	ICI Mutual Investment Company Blanket
	Bond No. 87110106B

Dear Bob:

	Attached please find an electronic copy of the above-referenced bond ('Bond') in Microsoft Word format.
This document may be converted by you into the EDGAR format equired for filing an electronic copy of the Bond with the Securities and Exchange Commission.

	This electronic copy of the Bond is being provided by ICI Mutual to facilitate your filing. Please be aware that in case of any discrepancies between the Bond as issued (i.e., the original Bond, as manually signed by ICI Mutual) and the electronic copy, the signed Bond will be the controlling document.

					Sincerely yours



						/s/  Maggie Sullivan
						--------------------
      					Maggie Sullivan
      					Senior Underwriter